Exhibit 1.01

More Information:

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080 ext. 18 kcorcoran@articulatepr.com

FOR IMMEDIATE RELEASE

CDC Software Introduces New Marketing Automation Solution to Measure Marketing Campaign
Effectiveness

CDC MarketFirst GeoAnalytics Allows Marketers to View and Analyze Data to Execute More
Targeted Marketing Campaigns

HONG KONG, ATLANTA – Oct. 31, 2007 – CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of industry-specific enterprise software applications and business services, announced today the launch of CDC MarketFirst GeoAnalytics, a set of analytical tools that help marketers better understand their customers and prospects and achieve higher response rates from their e-marketing campaigns.

Developed in partnership with Linxoft Solutions, CDC MarketFirst GeoAnalytics uses a geographic information system (GIS) to display data from the CDC MarketFirst database on a map. This visual representation displays information geographically, making it easier to profile customers and prospects. It can visually answer questions related to location, proximity, conditions, trends, and patterns. Marketers can then use this data to plan more effective campaigns in CDC MarketFirst and target them to segments they want to reach.

CDC MarketFirst GeoAnalytics leverages CDC MarketFirst data, enabling marketers to quickly realize the tangible benefits of visualization and spatial analysis of business activities by drilling down into source data on the interactive map. The patterns revealed from this visual analysis help lead marketers to increased cross-sell and up-sell opportunities.

CDC MarketFirst GeoAnalytics allows marketers to evaluate customers and prospects using a variety of demographic points, including: age, population, income, neighborhood, sites or properties, revenue, number of employees, and industry and then plot these data points on a virtual GIS map. CDC MarketFirst is then used to focus marketing campaigns on the regions that provide the biggest return.

“Our MarketFirst applications for multi-channel marketing automation are delivering significant, measured benefits for many household name companies,” said Eric Musser, president and CEO of CDC Software. “Using MarketFirst GeoAnalytics, our customers will be able to answer all sorts of difficult questions as they are now able to visualize the geographical implications of their campaigns.  Intuitively they can see where to hold seminars, where to place reps, and how different regions are responding to different offers.  More importantly, when this ability is coupled with MarketFirst’s multi-platform segmentation across web tracks, email responses, and profiles, marketers can personalize their message at a whole new level.”

About CDC MarketFirst
CDC MarketFirst is an adaptive marketing automation and lead management solution that enables marketers to manage even the most complex, multi-channel marketing campaigns. Using CDC MarketFirst, companies such as Sharp Electronics Manufacturing Corporation of America, CareerBuilder LLC, Softrax Corporation, ICM Computer Group Ltd. and Enterprise Florida, can utilize the visual campaign designer feature to create email/web page streams, profile customers and prospects, target each with a highly personalized and relevant message, deliver the message at the right time via the right channel, and ensure consistent and effective follow-up. CDC MarketFirst can help marketers achieve higher response rates and better lead quality with perpetually running, precisely targeted campaigns based on data captured at every point of interaction. It can also help increase lead quality and retention rates with fewer resources, improving return-on-investment (ROI). For more information on CDC MarketFirst, visit www.marketfirst.com

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation and is ranked number 12 on the Manufacturing Business Technology 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About Linxoft Solutions
Linxoft Solutions Inc. specializes in developing innovative business solutions and integrating enterprise applications that represent total value to our customers and partners in different industries such as telecommunications, insurance, high-tech, government, and real estate. These high impact business solutions coupled with our superior professional services help improve back-office and front-office processes while reducing operational costs.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of CDC MarketFirst GeoAnalytics to help marketers better understand their customers and prospects, achieve higher response rates for e-marketing campaigns, plan more effective campaigns, achieve increased cross-sell and up-sell opportunities and other statements which are not historical fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of that particular industry; the continued ability of CDC MarketFirst solutions to address industry-specific requirements of companies in that industry; demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow certain companies to compete more effectively and changes in the type of information required to compete in that industry. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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